Exhibit a(10)
BAIRNCO CORPORATION
300 PRIMERA BOULEVARD, SUITE 432
LAKE MARY, FLORIDA 32746
(407) 875-2222
PRESS RELEASE
BAIRNCO BOARD TO EVALUATE STRATEGIC ALTERNATIVES

LAKE MARY, FL, July 28, 2006 — Bairnco Corporation (NYSE-BZ) (hereinafter “Bairnco” or the “Company”) announced today that it remains committed to the implementation of its strategic plan, which it believes is in the best interests of all shareholders, but will concurrently work with its financial advisor, Lazard Frères & Co. LLC, to explore a variety of other possible strategic alternatives including the possible sale of the company.
Bairnco Chairman and Chief Executive Officer, Luke E. Fichthorn III, stated, “While we believe our current strategic plan positions us well for long-term growth — and is just beginning to bear fruit — we are also commencing a process to determine if there is a better way to enhance value for all Bairnco shareholders.”
The Board’s decision follows the extension of Steel Partners’ unsolicited tender offer to acquire all of the outstanding Bairnco common stock that it does not already own.
The Company has not entered into any definitive agreement in relation to any strategic option and there can be no assurance that any strategic alternative that the Board deems to be superior to the Company’s existing stand-alone strategic plan will materialize or be consummated.
The Board has carefully reviewed and evaluated the terms and conditions of Steel Partners’ tender offer and maintains its recommendation that Bairnco stockholders reject the Steel Partners offer to purchase all of the outstanding shares of Bairnco for $12.00 per share as inadequate and not in the best interests of Bairnco’s stockholders (other than Steel Partners and its affiliates).
The Company does not intend to disclose developments with respect to the exploration of strategic alternatives unless its Board of Directors has approved a specific course of action other than implementation of the Company’s strategic plan.

About Bairnco
Bairnco Corporation is a diversified multinational company that operates two distinct businesses — Arlon (Electronic Materials and Coated Materials segments) and Kasco (Replacement Products and Services segment). Arlon’s principal products include high technology materials for the printed circuit board industry, cast and calendered vinyl film systems, custom-engineered laminates and special silicone rubber compounds and components. Kasco’s principal products include replacement band saw blades for cutting meat, fish, wood and metal, and on site maintenance primarily in the meat and deli departments. Kasco also distributes equipment to the food industry in Canada and France. http://www.bairnco.com
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements in this press release referring to the expected future plans and performance of the Company are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance include, but are not limited to, changes in U.S. or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates; changes in the market for raw or packaging materials which could impact the Company’s manufacturing costs; changes in the product mix; changes in the pricing of the products of the Company or its competitors; the impact on production output and costs from the availability of energy sources and related pricing; the market demand and acceptance of the Company’s existing and new products; the impact of competitive products; the loss of a significant customer or supplier; production delays or inefficiencies; the ability to achieve anticipated revenue growth, synergies and other cost savings in connection with acquisitions and plant consolidations; the costs and other effects of legal and administrative cases and proceedings, settlements and investigations; the costs and other effects of complying with environmental regulatory requirements; disruptions in operations due to labor disputes; and losses due to natural disasters where the Company is self-insured. While the Company periodically reassesses material trends and uncertainties affecting the Company’s results of operations and financial condition in connection with its preparation of its press releases, the Company does not intend to review or revise any particular forward-looking statement referenced herein in light of future events.

CONTACT:	Kenneth L. Bayne, Vice President Finance, Bairnco Corporation Telephone: (407) 875-2222, ext. 227 Larry C. Maingot, Controller, Bairnco Corporation Telephone: (407) 875-2222, ext. 230